Exhibit 99.1

ProQR Therapeutics N.V. Press Release September 5, 2017

FINAL – FOR RELEASE

ProQR’s Drug Candidate QRX-421 for Usher Syndrome Receives Orphan Drug Designation from FDA and EMA

Key Updates

•	ProQR’s drug candidate QRX-421 for Usher syndrome receives orphan drug designation from the FDA and EMA, representing the third candidate in the company’s ophthalmology pipeline and the fourth in the broader pipeline to receive ODD in the U.S. and EU.

•	There are currently no therapies commercially available or in clinical development for the vision loss associated with Usher syndrome type 2.

•	QR-421 is part of the company’s growing ophthalmology pipeline which also includes lead candidate, QR-110 for Leber’s Congenital Amaurosis 10 currently in clinical trials, and three additional pipeline programs, QRX-411 that addresses another genetic mutation resulting in Usher syndrome, QRX-1011 for Stargardt’s disease, and QRX-504 for Fuchs endothelial corneal dystrophy.

•	Promising QRX-421 preclinical data in both patient fibroblasts and the optic cup model for mRNA restoration were presented at the May 2017 Annual Meeting of the Association for Research in Vision and Ophthalmology (ARVO) in Baltimore, MD.

•	In July 2017, QRX-411, ProQR’s second candidate for Usher syndrome received ODD from the FDA and EMA.

LEIDEN, the Netherlands, September 5, 2017—ProQR Therapeutics N.V. (Nasdaq:PRQR) today announced that investigational drug QRX-421 for Usher syndrome has received orphan drug designation (ODD) from the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA). This marks the third drug candidate in the company’s ophthalmology pipeline and the fourth drug in the broader pipeline to receive ODD from the FDA and EMA. QR-421 is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Usher syndrome due to mutations in exon 13 of the USH2A gene. Usher syndrome is the leading cause of combined deafness and blindness.

ODD in the U.S. and European Union provides a special status for investigational drugs being developed for rare diseases. The ODD programs offer development program tax benefits and a waiver of the NDA application user fee, as well as market exclusivity for up to seven years in the U.S. and ten years in the European Union following market approval.

“We are pleased to have ODD designation for both our programs targeting Usher syndrome in the U.S. and EU, representing yet another important milestone for our company and highlighting the unmet need for patients in this disease,” said David M. Rodman, MD, Chief Development Strategy Officer of ProQR. “At ProQR, we are focused on designing accelerated development strategies that capitalize on our oligonucleotide approach to potentially bring our novel medicines to patients quicker and receiving ODD designations for these is an important step towards this goal.”

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

ProQR’s ophthalmology pipeline includes the following:

•	QR-110 for Leber’s congenital amaurosis Type 10 (LCA 10) due to the p.Cys998X mutation, which received IND and CTA clearance and is in clinical development (PQ-110-001 Phase 1/2 safety and efficacy study). QR-110 was also granted Fast Track designation by the FDA and ODD designation by the FDA and EMA.

•	QRX-421 for Usher syndrome type II due to exon 13 mutations in the USH2A gene, for which a clinical candidate has been selected and is ready for IND enabling development studies.

•	QRX-411 for Usher syndrome type II due to the PE-40 mutation in the USH2A gene, for which a clinical candidate has been selected and is ready for IND enabling development studies. QRX-411 also received ODD designation by the FDA and EMA.

•	QRX-1011 for Stargardt’s disease due to c.5461-10T>C mutations in the ABCA4 gene, which is in optimization phase.

•	QRX-504 for Fuchs endothelial corneal dystrophy (FECD), for which a clinical candidate has been selected and is ready for IND enabling development studies.

About QRX-421

QRX-421 is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Usher syndrome due to mutations in exon 13 of the USH2A gene. Mutations in this exon can cause loss of functional USH2A protein that causes the disease. QRX-421 is designed to exclude exon 13 from the mRNA (exon skipping) and produce truncated but functional USH2A protein, thereby modifying the underlying disease.

About Usher Syndrome

Usher syndrome is the leading cause of combined deafness and blindness. Patients with this syndrome generally progress to a stage in which they have very limited central vision and moderate to severe deafness. To date, there are no treatments approved or products in clinical development that treat the vision loss associated with Usher syndrome type 2. Usher syndrome type 2 is one of the most common forms of Usher syndrome and is caused by mutations in the USH2A gene.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis Type 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QRX-421, QRX-411, QRX-504, QRX-1011 and QR-110 and the clinical development and therapeutic potential thereof, statements regarding orphan drug designation, including the intended benefits of such status, statements regarding our ongoing and planned discovery and development of product candidates and the timing thereof, including those in our opthalmology portfolio, and statements regarding our oligonucleotide drug discovery platform. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

ProQR Therapeutics N.V.:

Investor Contact:

Bonnie Ortega

T: +1 858 245 3983

ir@proqr.com

Media Contact:

Sariette Witte

T: +31 6 2970 4513 (NL)

T: + 1 213 261 8891 (US)

pr@proqr.com

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